 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2024
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by reference herein is a press release issued by the Registrant entitled: “RedHill Biopharma Announces Full-Year 2023 Results and Operational Highlights”.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845) and on June 29, 2023 (File No. 333-273001) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on July 29, 2021 (File No. 333-258259), August 4, 2023 (File No. 333-273709) and on October 13, 2023 (File No. 333-274957), as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: April 8, 2024	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer

Press Release

RedHill Biopharma Announces Full-Year 2023 Results
and Operational Highlights

RedHill continues corporate transformation to focus on U.S. government-funded pipeline development in underserved, sizeable therapeutic areas with a disciplined cost-base
--
Focused externally funded R&D:

Opaganib for nuclear and chemical medical countermeasure (NIH funding): Selected for evaluation by two U.S. government countermeasures programs for Acute Radiation Syndrome (ARS) and Sulfur Mustard exposure. Nuclear and chemical incident response strategies are characterized by significant government stockpiling of approved agents

Opaganib for Ebola (U.S. Army funding): U.S. Army studies suggest opaganib is the first host-directed molecule to show activity in vivo in Ebola virus disease, delivering a statistically significant increase in survival; separately, opaganib demonstrated robust synergistic effect in vitro when combined with remdesivir (Veklury®; Gilead Sciences, Inc.), improving viral inhibition while maintaining cell viability

RHB-107 for COVID-19 (U.S. DoD funding): Selected for inclusion in the 300-patient
ACESO PROTECT platform trial for early COVID-19 outpatient treatment; COVID-19 treatment continues to be a multi-hundreds of million-dollar market

RHB-107 for Ebola (U.S. Army funding): RHB-107 also demonstrated robust synergistic effect in vitro when combined with remdesivir. Management of potential Ebola virus pandemic outbreaks represents a significant opportunity and is a key concern for global health agencies

With multiple target indications, opaganib and RHB-107 are novel, oral, host-directed small molecule drugs in advanced clinical development, with demonstrated safety & efficacy profiles, well suited to counter nuclear / chemical exposure and viral pandemic scenarios, being viral mutation-resistant and easy to administer and distribute
--
Discussions ongoing with multiple parties regarding strategic business transactions, including potential divestment of certain of our assets and/or commercial operations
--
Cash balance of $6.5 million as of December 31, 20231; Gross profit of $3.1 million on revenues of $6.5 million and an operating income of $12.6 million during the year ended December 31, 2023, versus operating loss of $42.8 million during the year ended December 31, 2022

TEL AVIV, Israel and RALEIGH, NC, April 8, 2024, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today reported its full year 2023 financial results and operational highlights and associated filing of its annual report on Form 20-F for the year ended December 31, 2023.

Dror Ben-Asher, RedHill’s Chief Executive Officer, said: “The RedHill of today is transformed - focused on predominantly U.S. government-funded pipeline development in underserved, sizeable therapeutic areas with a disciplined cost-base and unburdened by debt - we have a very clear direction and value proposition. We are actively pursuing and in discussions with multiple parties regarding strategic business transactions, including potential divestment of certain of our assets and/or our commercial operations, while we focus on the progression of our two lead R&D candidates, opaganib and RHB-107. Both are advancing in programs that are externally funded, predominantly through U.S. government support, and directed at multiple underserved indications that provide both an aggregated multi-billion global market opportunities and potentially advantageous pathways to approval under the FDA Animal Rule2 for certain indications.”

Mr. Ben-Asher continued: “We believe that growing geo-political instability and current regional conflicts are causes for concern regarding increased potential for both nuclear and chemical threats. Governments across the world and global health organizations have been stepping up their efforts to find new options in the face of these devastating possibilities – especially those that can be delivered in challenging circumstances. Opaganib has now been selected by separate U.S. government-funded programs for evaluation as a nuclear and chemical medical countermeasure for Acute Radiation Syndrome (ARS) and Sulfur Mustard exposure. RHB-107 has been selected for inclusion in the predominantly U.S. Department of Defense (DoD)-funded 300-patient ACESO PROTECT platform trial for early COVID-19 outpatient treatment, for which screening has commenced and first patients are expected to be enrolled imminently. In addition, in U.S. Army studies, both opaganib and RHB-107 have delivered positive results in pre-clinical testing against Ebola – a disease with a more than 50% mortality rate for which innovation in therapy is desperately needed. Opaganib, we believe, became the first host-directed molecule to show activity in vivo in Ebola virus disease, delivering a statistically significant increase in survival, while both opaganib and RHB-107 showed an in vitro synergistic effect with remdesivir in viral inhibition. Both opaganib and RHB-107 are novel, oral, host-directed small molecule drugs, with demonstrated safety and efficacy profiles, that are well-suited to counter nuclear/chemical exposure and viral pandemic scenarios, being mutation-resistant and easy to administer and distribute.”

Financial results for the 12 months ended December 31, 20233

Net Revenues for the year ended December 31, 2023, were $6.5 million, compared to $61.8 million for the year ended December 31, 2022. The decrease was primarily attributable to the divestiture of Movantik. Talicia net revenues for the year ended December 31, 2023, increased to $8.8 million from $7.7 million for the year ended December 31, 2022, driven mainly by a 15% increase in gross revenues, with stable Gross-to-Net. Net revenues for the year ended December 31, 2023, were reduced by ($2.6) million in contra-revenues for Movantik, largely from returns.

Cost of Revenues for the year ended December 31, 2023, was $3.5 million, compared to $33.3 million for the year ended December 31, 2022. This decrease was primarily attributable to the divestiture of Movantik. As a result of this divestiture, both the recognition of revenues and the associated cost of revenues for this product were discontinued starting from February 2, 2023. Additionally, the amortization of the intangible asset related to Movantik was also discontinued as of that date.

Gross Profit for the year ended December 31, 2023, was $3.1 million, compared to $28.5 million for the year ended December 31, 2022, in line with the decrease in Net Revenues and Cost of Revenues as explained above and primarily attributable to the divestiture of Movantik.

Research and Development Expenses for the year ended December 31, 2023, were $3.5 million, as compared to $7.3 million for the year ended December 31, 2022. The difference is attributable to the completion of clinical trials related to COVID-19 and RHB-107, and to ongoing cost-reduction measures.

Selling, Marketing and General and Administrative Expenses for the year ended December 31, 2023, were $31.0 million, as compared to $64.0 million for the year ended December 31, 2022. The difference was primarily attributable to the ongoing cost-reduction measures and to the divesture of Movantik as described above.

Other Income for the year ended December 31, 2023, was $44.1 million, as compared to no other income recognized for the year ended December 31, 2022. The other income was comprised of (i) $35.5 million from the divestiture of Movantik, calculated as the difference between the fair value of the rights and the carrying amount of this asset and (ii) $8.6 million from transitional services fees provided to the buyer of Movantik.

Operating Income for the year ended December 31, 2023, was $12.6 million, compared to operating loss of $42.8 million for the year ended December 31, 2022. The difference is primarily attributable to the changes resulting from the divestiture of Movantik, as detailed above.

Financial Income, net for the year ended December 31, 2023, was $11.3 million, compared to Financial Expenses, net of $28.8 million for the year ended December 31, 2022. The income recognized in the year ended December 31, 2023, was primarily attributable to a $20.6 million gain resulting from the extinguishment of the HCR Collateral Management LLC (“HCR”) debt in exchange for the transfer of rights to Movantik, calculated as the difference between the carrying amount of the financial liability and the fair value of the rights transferred, partially offset by financial expenses related to the derivative financial instruments and other financial expenses.

Net Income of $23.9 million for the year ended December 31, 2023, as compared to Net Loss of $71.7 million for the year ended December 31, 2022, primarily attributed to the changes resulting from the sale of Movantik and to the ongoing cost-reduction measures, as detailed above.

Total Assets as of December 31, 2023, were $23 million, as compared to $158.9 million as of December 31, 2022. The decrease was primarily attributable to the sale of Movantik, resulting in the transfer of the rights to Movantik, as well as to a significant decrease in the Trade Receivables balance (attributed to the fact that the receivables as of December 31, 2022, were primarily associated with Movantik).

Total Liabilities as of December 31, 2023, were $21 million, as compared to $207.3 million as of December 31, 2022. This decrease was primarily due to the extinguishment of HCR debt in exchange for the transfer of Movantik rights, assumption of certain liabilities by HCR, and payments made towards pre-closing liabilities related to Movantik. Remaining pre-closing liabilities related to Movantik as of December 2023, are estimated at $4.8 million.

Net Cash Used in Operating Activities for the year ended December 31, 2023, was $35.8 million, compared to $29.2 million for the year ended December 31, 2022. The cash used in operating activities was primarily directed towards settling pre-closing liabilities related to Movantik and other operational activities.

Net Cash Provided by Financing Activities for the year ended December 31, 2023, was $21.4 million, comprised primarily of the net proceeds from offerings and exercise of warrants in the year ended December 31, 2023, and the decrease in restricted cash, partially offset by repayment of payables in respect of intangible asset purchase.

Cash Balance as of December 31, 2023, was $6.5 million1.

R&D Overview

RedHill’s R&D efforts are concentrated on its two lead investigational candidates, opaganib and RHB-107 – with both advancing in programs that are externally funded, predominantly through U.S. government support, and directed at multiple underserved indications that provide both sizeable market opportunities, estimated aggregate to be well in excess of $1 billion globally, and potentially advantageous pathways to approval.

Opaganib’s development is focused on a potential role as a nuclear and chemical medical countermeasure in the event of radiation and chemical incidents, while RHB-107 remains focused on the outpatient treatment of COVID-19. Both molecules have also shown promise for potential use in the treatment of the Ebola virus disease, along with other viral pandemic scenarios, and various inflammatory and oncologic conditions.

Both opaganib and RHB-107 are novel, oral, host-directed small molecule drugs with demonstrated safety and efficacy profiles that are ideally suited to nuclear/chemical incidents and viral pandemic scenarios, being viral mutation-resistant and easy to administer and distribute.

Opaganib (ABC294640)4

Opaganib is a first-in-class, orally administered sphingosine kinase-2 (SPHK2) selective inhibitor with potential for broad activity across radioprotection, cancer, inflammatory and viral conditions. Opaganib's host-directed action is thought to work through the inhibition of multiple pathways, the induction of autophagy and apoptosis, and disruption of viral replication, through simultaneous inhibition of three sphingolipid-metabolizing enzymes in human cells (SPHK2, DES1 and GCS). Current focuses of opaganib’s development are:

Nuclear and chemical medical countermeasures: Opaganib has been selected for evaluation by two U.S. government countermeasures programs for Acute Radiation Syndrome (ARS) and Sulfur Mustard exposure, both funded by the NIH.

Ebola virus disease: U.S. Army-funded and conducted studies suggest opaganib is the first host-directed molecule to show activity in vivo in Ebola virus disease, significantly increasing survival time, and separately, opaganib demonstrated robust synergistic effect in vitro when combined with remdesivir (Veklury®; Gilead Sciences, Inc.), improving viral inhibition while maintaining cell viability.

Nuclear and Chemical Medical Countermeasures updates

•
In November 2022, the Company announced acceleration of opaganib’s nuclear radiation protection development program, with newly published data from eight U.S. government-funded in vivo studies, and additional experiments, indicating that opaganib was associated with:

•	Protection of normal tissue, including gastrointestinal, from radiation damage due to ionizing radiation exposure or cancer radiotherapy.

•	Improvement of antitumor activity, response to chemoradiation, and enhancement of tolerability and survival.

•	Radioprotective capacity in bone marrow, with opaganib showing enhanced survival in mice irradiated with both lethal and half-lethal whole-body radiation.

•	Protection of normal tissue, including gastrointestinal, from radiation damage due to ionizing radiation exposure or cancer radiotherapy.

•	Improvement of antitumor activity, response to chemoradiation, and enhancement of tolerability and survival.

•	Radioprotective capacity in bone marrow, with opaganib showing enhanced survival in mice irradiated with both lethal and half-lethal whole-body radiation.

•
In addition, in November 2022, the Company announced additional positive in vivo results from a new pre-clinical study evaluating the effects of opaganib on radiation-induced hematologic and renal toxicity, which suggests that opaganib exerts a protective impact on key hematological and kidney function parameters following total body irradiation (TBI). Development of opaganib as a homeland security nuclear medical countermeasure is currently expected to follow the Animal Rule under which human efficacy studies may not be required, and if approved, may be eligible for a Medical Countermeasure Priority Review Voucher.

•
In February 2023, the Company announced that the Radiation and Nuclear Countermeasures Program (RNCP), of the National Institute of Allergy and Infectious Diseases, part of the National Institutes of Health, had selected opaganib for the nuclear medical countermeasures product development pipeline as a potential treatment for ARS. As part of this collaboration, contractors directed and supported by the RNCP will undertake studies, designed in collaboration with us, to test opaganib in established ARS models.

•
In July 2023, the Company announced that Apogee had been awarded a further $1.7 million in U.S. government funding, via a Small Business Innovation Research (SBIR) grant, which will support research to further the development of opaganib as an MCM for GI-ARS. This grant is in addition and complementary to the multimillion dollar-valued U.S. government RNCP product pipeline development contract awarded to opaganib following its selection by the RNCP for ARS development.

•
In February 2024, the Company announced that the International Journal of Molecular Sciences published data showing that opaganib protects against radiation-induced lung inflammation and fibrosis in an in vivo mouse model of lung damage following exposure to ionizing radiation.

•
In March 2024, the Company announced that opaganib had been selected by the U.S. government’s Chemical Medical Countermeasure Program and chemical countermeasures research program for evaluation as a potential MCM against inhalation Sulfur Mustard exposure. This selection follows opaganib’s previous acceptance into the RNCP for ARS development, providing the potential to see broad activity across both radiation and Sulfur Mustard injuries.

Ebola updates

•
In October 2023, the Company announced that opaganib delivered a statistically significant increase in survival time when given at 150 mg/kg twice a day (BID) with a 30% mice survival benefit compared to control in a United States Army Medical Research Institute of Infectious Diseases (USAMRIID) in vivo Ebola virus study, making it the first host-directed molecule to show activity in Ebola virus disease.

•
In December 2023, the Company announced that opaganib demonstrated a robust synergistic effect when combined with remdesivir (Veklury® by Gilead Sciences, Inc.), significantly improving viral inhibition while maintaining cell viability, in a new U.S. Army-funded and conducted Ebola virus in vitro study.

RHB-107 (upamostat)5

A novel investigational broad-acting, host-directed once-daily oral antiviral targeting multiple potential indications with a focus on COVID-19 and other viruses as part of a pandemic preparedness approach. RHB-107 targets human serine proteases involved in preparing the spike protein for viral entry into target cells and inhibits several proteases targeting cancer and inflammatory gastrointestinal disease. Because it is host-cell targeted, RHB-107 is expected to also be effective against emerging viral variants with mutations in the spike protein. RHB-107 is well tolerated demonstrating its clinical safety profile in approximately 200 patients6. Current focus for RHB-107 development is:

COVID-19 outpatient treatment: Accepted for inclusion in the U.S. DoD-supported 300-patient ACESO PROTECT platform trial for early COVID-19 outpatient treatment, with first patient expected to be enrolled imminently

Ebola virus disease: In U.S. Army-funded and conducted studies RHB-107 also demonstrated robust synergistic effect in vitro when combined with remdesivir

COVID-19 updates:

•
On January 3, 2023, the Company announced publication of positive data from a Phase 2 study of once-daily oral investigational RHB-107 (upamostat) in non-hospitalized symptomatic COVID-19 patients, in the peer-reviewed International Journal of Infectious Diseases. The study showed that RHB-107 successfully met the primary endpoint of safety and tolerability and delivered promising efficacy results, despite the small number of patients in each treatment group, including faster recovery from severe COVID-19 symptoms and 100% reduction in hospitalization due to COVID-19.

•
In July 2023, the Company announced that RHB-107 had been accepted for inclusion in the U.S. Department of Defense-supported Austere environments Consortium for Enhanced Sepsis Outcomes’ (ACESO) PROTECT multinational platform trial for early COVID-19 outpatient treatment. The 300-patient Phase 2 study has received FDA clearance. The study is being conducted in the U.S., Thailand, Ivory Coast, South Africa and Uganda, and is estimated to be completed by end of 2024. The ACESO PROTECT study is an adaptive, randomized, double blind, multi-site Phase 2 platform trial, being conducted by researchers from ACESO and partner organizations, and administered by the Henry M. Jackson Foundation for the Advancement of Military Medicine (HJF).

•
In December 2023, the Company announced the receipt of non-dilutive external funding, additional to the previously announced U.S. Government funding, which now covers the entirety of the RHB-107 (upamostat) arm of the ACESO PROTECT adaptive platform trial for early COVID-19 outpatient treatment.

Ebola Virus Disease updates:

•
As part of a collaboration with the Therapeutic Discovery Branch of the USAMRIID (US Army Medical Research Institute of Infectious Diseases) in-vitro studies against different strains of Ebola virus and additional viral infectious diseases were undertaken. Initial data from high-content imaging assays provided further support for activities of RedHill candidates against these viral diseases.

•
In December 2023, the Company announced results from a U.S. Army-funded and conducted Ebola virus in vitro study. RHB-107 demonstrated robust synergistic effect when combined with remdesivir (Veklury® by Gilead Sciences, Inc.), significantly improving viral inhibition while maintaining cell viability.

Other R&D updates:

•
RHB-204: On January 26, 2023, the Company announced that the U.S. Patent and Trademark Office (USPTO) issued a Notice of Allowance for the granting of a patent covering orphan drug designated RHB-204's oral fixed-dose combination, methods for treating pulmonary Mycobacterium avium Complex (MAC) disease, and kits comprising a supply of fixed-dose combination products for treating pulmonary MAC disease, expected to protect RHB-204[7] through 2041.

•
RHB-102: On February 16, 2023, the Company announced that following a positive pre-MAA meeting it plans to submit a Marketing Authorisation Application (MAA) to the UK Medicines & Healthcare products Regulatory Agency (MHRA) seeking approval for RHB-102 (Bekinda) for oncology support (management of nausea and vomiting induced by cytotoxic chemotherapy and radiotherapy, also referred to as CINV and RINV) in adults and children over the age of 12.

•	RHB-204 and RHB-102 are subject to ongoing commercialization / out-licensing / divestment discussions.

Talicia 2023 Updates

Talicia® (omeprazole magnesium, amoxicillin and rifabutin)8

•	Talicia continues to be the most prescribed branded agent for H. pylori eradication by U.S. gastroenterologists[9].

•	Total Talicia coverage stood at nearly 200 million American lives as of December 31, 2023[10].

•
On August 1, 2023, the Company announced that Gaelan Medical had received marketing approval for Talicia in the UAE and that Gaelan Medical has subsequently placed the first commercial order for Talicia, which was dispatched from the CMO in December 2023.

•
In September 2023, the Company announced that the FDA approved our Supplemental new drug application (sNDA) for Talicia®, allowing a change to a more flexible three times daily, taken at least 4 hours apart with food, enabling patients to follow a convenient “breakfast, lunch and dinner” dosing routine, which may support increased patient adherence and optimize he potential for successful H. pylori eradication.

•
In November 2023, Talicia® was granted another five years’ market exclusivity under the QIDP designation by the FDA under the GAIN Act. This grant is on top of the three years’ exclusivity granted for the approval of Talicia® under section 505(b)(2). Talicia® is protected by its broad intellectual property suite to 2034.

•
In January 2024, the Company announced that the USPTO issued a new patent covering Talicia® as a method for eradicating H. pylori regardless of BMI. The new patent is expected to provide protection for Talicia® until May 2042.

•	In March 2024, the Company announced that Talicia had received a new U.S. patent covering its use as an all-in-one treatment of H. pylori infection, providing protection until 2034.

About RedHill Biopharma

RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs Talicia®, for the treatment of Helicobacter pylori (H. pylori) infection in adults11, and Aemcolo®, for the treatment of travelers’ diarrhea in adults12. RedHill’s key clinical late-stage development programs include: (i) opaganib (ABC294640), a first-in-class oral broad-acting, host-directed SPHK2 selective inhibitor with potential for pandemic preparedness, targeting multiple indications with a U.S. government collaboration for development for Acute Radiation Syndrome (ARS), a Phase 2/3 program for hospitalized COVID-19, and a Phase 2 program in oncology; (ii) RHB-107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness is in late-stage development as a treatment for non-hospitalized symptomatic COVID-19, with non-dilutive external funding covering the entirety of the RHB-107 arm of the 300-patient Phase 2 adaptive platform trial, and is also targeting multiple other cancer and inflammatory gastrointestinal diseases; (iii) RHB-102, with potential UK submission for chemotherapy and radiotherapy induced nausea and vomiting, positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; and (v) RHB-204, a Phase 3-stage program for pulmonary nontuberculous mycobacteria (NTM) disease.

More information about the Company is available at www.redhillbio.com / twitter.com/RedHillBio.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and may discuss investment opportunities, stock analysis, financial performance, investor relations, and market trends. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words and include statements regarding the potential divestment of certain of our assets and/or commercial operations, progress of the R&D activities for opaganib and RHB-107, including timing of opaganib’s development for Acute Radiation Syndrome and the potential market opportunity for opaganib and RHB-107. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, market and other conditions, the risk that the Company will not comply with the listing requirements of the Nasdaq Capital Market (“Nasdaq”) to remain listed for trading on Nasdaq, the risk that the potential divestment of certain of our assets and/or commercial operations will not occur or will be delayed, the risk of delay in the R&D activities for opaganib or RHB-107, including the ACESO PROTECT platform trial for early COVID-19 outpatient treatment, the risk that opaganib or RHB-107 are not found to be well-suited to counter nuclear/chemical exposure and viral pandemic scenarios, risk that acceptance onto the RNCP Product Development Pipeline will not guarantee ongoing development or that any such development will not be completed or successful; the risk that the FDA does not agree with the Company’s proposed development plans for opaganib for any indication, the risk that observations from preclinical studies are not indicative or predictive of results in clinical trials; that the RHB-107 Phase 2 ACESO PROTECT platform trial for early COVID-19 outpatient treatment may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional COVID-19 studies for opaganib and RHB-107 are likely to be required, as well as risks and uncertainties associated with the risk that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates and Talicia®; (v) the Company's ability to successfully commercialize and promote Talicia® and Aemcolo®; (vi) the Company's ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company's therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company's expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company's industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on April 8, 2024. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact:

Adi Frish
Chief Corporate and Business Development Officer
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

Category: Financials

1 Including cash, cash equivalents, short-term bank deposits and restricted cash.
2 The FDA's Animal Rule allows for the use of pivotal animal model efficacy studies to support FDA approval of new drugs when human clinical trials are not ethical or feasible
3 All financial highlights are approximate and are rounded to the nearest hundreds of thousands.
4 Opaganib is an investigational new drug, not available for commercial distribution.
5 RHB-107 (upamostat) is an investigational new drug, not available for commercial distribution.
6 https://www.ijidonline.com/article/S1201-9712(22)00638-5/fulltext
7 RHB-204 is an investigational new drug, not available for commercial distribution.
8 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.
9 IQVIA XPO Data on file
10 © 1998 - 2024 Managed Markets Insight & Technology, LLC. All rights reserved.
11 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.
12 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.Aemcolo.com.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2023	2022	2021
	U.S. dollars in thousands
NET REVENUES	6,530	61,800	85,757
COST OF REVENUES	3,459	33,337	49,406
GROSS PROFIT	3,071	28,463	36,351
RESEARCH AND DEVELOPMENT EXPENSES	3,528	7,279	29,498
SELLING AND MARKETING EXPENSES	14,756	35,442	55,623
GENERAL AND ADMINISTRATIVE EXPENSES	16,219	28,586	32,365
OTHER INCOME	44,064	—	—
OPERATING INCOME (LOSS)	12,632	(42,844)	(81,135)
FINANCIAL INCOME	20,889	13,562	51
FINANCIAL EXPENSES	9,605	42,387	16,660
FINANCIAL INCOME (EXPENSES), net	11,284	(28,825)	(16,609)
INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	23,916	(71,669)	(97,744)
EARNINGS (LOSS) PER ORDINARY SHARE, basic and diluted (U.S. dollars)	0.01	(0.12)	(0.21)

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,	December 31,
	2023	2022
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	5,569	19,968
Bank deposits	—	15
Restricted cash	790	16,000
Trade receivables	2,591	34,521
Prepaid expenses and other receivables	2,801	4,387
Inventory	4,389	11,009
	16,140	85,900
NON-CURRENT ASSETS:
Restricted cash	147	150
Fixed assets	193	502
Right-of-use assets	989	6,692
Intangible assets	5,578	65,626
	6,907	72,970
TOTAL ASSETS	23,047	158,870

CURRENT LIABILITIES:
Account payable	3,278	4,230
Lease liabilities	718	1,032
Allowance for deductions from revenue	10,654	47,870
Accrued expenses and other current liabilities	4,592	17,949
Borrowing	—	115,216
Payable in respect of intangible assets purchase	—	11,157
	19,242	197,454

NON-CURRENT LIABILITIES:
Lease liabilities	455	6,443
Derivative financial instruments	741	2,623
Royalty obligation	540	750
	1,736	9,816
TOTAL LIABILITIES	20,978	207,270

EQUITY (CAPITAL DEFICIENCY):
Ordinary shares	21,441	2,835
Additional paid-in capital	388,363	382,625
Accumulated deficit	(407,735)	(433,860)
TOTAL EQUITY (CAPITAL DEFICIENCY)	2,069	(48,400)
TOTAL LIABILITIES AND EQUITY (CAPITAL DEFICIENCY)	23,047	158,870

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2023	2022	2021
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive income (loss)	23,916	(71,669)	(97,744)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	1,647	5,675	10,212
Depreciation	1,445	2,136	1,914
Amortization of intangible assets	545	6,018	16,235
Gains from the transfer of rights in Movantik® and extinguishment of debt obligations, (see below)	(56,082)	—	—
Gains from early termination of leases and impairment of fixed assets, net	(543)	—	—
Non-cash expenses related to borrowing and payable in respect of intangible assets purchase	—	33,151	5,366
Fair value (gains) losses on derivative financial instruments and changes in royalty obligation	5,359	(13,422)	5
Loss from modification of warrants terms as part of a new issuance	1,459	—	—
Issuance costs in respect of warrants	2,034	958	—
Exchange differences and revaluation of bank deposits	19	(40)	118
	(44,117)	34,476	33,850
Changes in assets and liability items:
Decrease (increase) in trade receivables	31,930	(2,845)	(3,021)
Decrease in prepaid expenses and other receivables	1,586	274	860
Decrease (increase) in inventories	2,387	3,801	(8,285)
Increase (decrease) in accounts payable	(952)	(7,434)	111
(Decrease) in accrued expenses and other liabilities	(13,354)	(2,947)	(3,186)
Increase (decrease) in allowance for deductions from revenue	(37,216)	17,159	12,368
	(15,619)	8,008	(1,153)
Net cash used in operating activities	(35,820)	(29,185)	(65,047)
INVESTING ACTIVITIES:
Purchase of fixed assets	(11)	(198)	(115)
Change in investment in current bank deposits	15	8,500	(8,500)
Proceeds from sale of financial assets at fair value through profit or loss	—	—	475
Net cash provided by (used in) investing activities	4	8,302	(8,140)
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	13,959	23,806	78,536
Exercise of options into ordinary shares	—	—	4,006
Repayment of payable in respect of intangible asset purchase	(6,555)	(10,878)	(7,397)
Decrease in restricted cash	15,210	—	—
Payment of principal with respect to lease liabilities	(1,175)	(1,475)	(1,683)
Net cash provided by financing activities	21,439	11,453	73,462
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(14,377)	(9,430)	275
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(22)	(76)	(96)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,968	29,474	29,295
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	5,569	19,968	29,474
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	138	84	47
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	367	8,182	11,280
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	270	5,590	303
Decrease in lease liability (with corresponding decrease in right of use asset in amount of $4,697 in 2023 and $534 in 2022) resulting from early termination of lease.	5,413	587	—

Transfer of rights in Movantik® and extinguishment of debt obligations:
Decrease in Intangible asset	(59,503)
Decrease in Inventories	(4,233)
Decrease in Payable in respect of Intangible asset	4,602
Decrease in Borrowing	115,216
Gains from the transfer of the rights in Movantik® and extinguishment of debt obligations	56,082